INTERMEDIA OUTDOOR HOLDINGS, INC.

c/o InterMedia Partners, L.P.

405 Lexington Avenue, 48th Floor

New York, NY 10174

(212) 503-2862

February 8, 2013

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 3720

100 F St. NE

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	InterMedia Outdoor Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-185106)

Dear Mr. Spirgel:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, InterMedia Outdoor Holdings, Inc. (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 4:00 p.m., Eastern Time, on February 11, 2013 or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

INTERMEDIA OUTDOOR HOLDINGS, INC.

By:	/s/ Jerome Letter
Name:	Jerome Letter
Title:	Chief Financial Officer